Exhibit 99.1

Electra Provides Corporate Update

TORONTO--(BUSINESS WIRE)--March 10, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”, or the “Company”) announced today that in accordance with its 2022 Long-Term Incentive Plan approved by shareholders at its November 10, 2022 meeting of shareholders, the Company has issued 421,007 stock options, 313,409 Restricted Share Units (RSU) and 285,417 Deferred Share Units to certain directors, officers, employees, and contractors of the Company.

Long-term incentive grants are an important retention and incentive tool for key employees, and a mechanism to align interests with shareholders.

DSUs vest immediately but may not be exercised until a director or officer ceases to serve the Company. RSUs will vest on the first anniversary of the grant date and will be settled in cash or shares. The stock options grant holders the right to purchase common shares of Electra at today’s closing price of $2.40 and will vest in three equal tranches on the first, second and third anniversary of the grant date over a four year period. All grants are subject to the approval of the TSX Venture Exchange.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the attributes of the Notes, the closing date of the Note Offering, the listing of the underlying Common Shares and the expected use of proceeds of the Offering. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli Vice President, Investor Relations
info@ElectraBMC.com 1.416.900.3891